

November 1, 2010

<u>Via U.S. Mail</u>

Mr. Juhani Taskinen
Chief Executive Officer
Princeton Security Technologies, Inc.
303C College Road
Princeton, NJ   08540

> **Re: Princeton Security Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed May 14, 2010**
> **File No. 333-141482**

Dear Mr. Taskinen:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

Kevin Vaughn
Accounting Branch Chief